UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(SEPTEMBER 4, 2007)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Material change report filed in Canada.

2.

Press release announcing completion of $5 million financing and new board member.

3.

Press release announcing completion of license and revenue share agreement.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: SEPTEMBER 4, 2007

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

SECURITIES ACT

MATERIAL CHANGE REPORT

Item 1

Reporting Issuer

Diversinet Corp.

2235 Sheppard Avenue East, Suite 1700

Toronto, Ontario  M2J 5B5

Item 2

Date of Material Change

August 31, 2007

Item 3

Press Release

Two press releases with respect to the material change described herein were issued on September 4, 2007.

Item 4

Summary of Material Change

Diversinet Corp. (“Diversinet” or “Corporation”) announced that it has completed a private placement of 6,756,757 common shares of the Company (the “Shares”), at U.S.$0.74 per Share, for gross proceeds of US$5,000,000 to Hospital Service Association of Northeastern Pennsylvania, d/b/a Blue Cross of Northeastern Pennsylvania (“BCNEPA”).

William C. Reed, executive vice president of BCNEPA and CEO of AllOne is joining the Diversinet board of directors.

The Corporation also entered into a three year license and revenue sharing deal with AllOne Health Group, Inc. (“AllOne”), a wholly owned subsidiary of BCNEPA, to cross license certain software and share revenues from the sales of the combined software.

Item 5

Full Description of Material Change

The Corporation announced that it has completed a private placement to BCNEPA of 6,756,757 common shares at a price of US$0.74 per common share for proceeds of US$5,000,000.  See attached press releases as Schedule A.  The funds will be used for working capital and general operations.  BCNEPA has agreed not to sell any of its shares for a period of three years, subject to certain exceptions in respect of change of control transactions.

The Corporation also signed a License and Revenue Share Agreement with AllOne, a wholly owned subsidiary of BCNEPA, to cross license certain software and share revenues from the sales of the combined software.  Under the three year agreement, Diversinet will receive a minimum of U.S.$2 million annually as a minimum commitment from AllOne.  Diversinet and AllOne will be initially focusing on potential sales from the Blue Cross Blue Shields Association and other customers in the mobile personal health record market in the United States.

The common shares may not be re-sold in the public markets unless a registration statement has been declared effective by the U.S. Securities and Exchange Commission or an exemption there from is available.  The Corporation has agreed to file a registration statement in respect of a future resale of the shares.

In connection with the transaction, Diversinet has granted BCNEPA the right to sell its shares back to Diversinet for a period of 3 years in certain limited circumstances, including a “change of control” of Diversinet (as defined in the relevant share purchase agreement) and a termination of the Revenue Sharing Agreement by Diversinet. BCNEPA has also been granted certain rights to participate in future offerings and a right to designate one individual to be nominated for election to the board of directors.  BCNEPA, Albert Wahbe, Jay Wigdale and Lakefront Partners, LLC (“Lakefront”, a company controlled by Mr. Wigdale) have entered into a shareholders agreement in connection with the transaction pursuant to which Albert Wahbe and Jay Wigdale/Lakefront have agreed for a period of three years to vote their shares in favour of the election to the board of directors of Diversinet of a nominee of BCNEPA.

Item 6

Reliance on Confidentiality Provisions

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officers

For further information contact David Hackett, Chief Financial Officer, at (416) 756-2324, extension 275.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 4th day of September 2007.

DIVERSINET CORP.

Per: /s/ David Hackett

David Hackett, Chief Financial Officer

Diversinet Closes $5 Million Strategic Investment from Blue Cross of Northeastern Pennsylvania

TORONTO, Canada, September 4, 2007 – Diversinet Corp. (OTCBB: DVNTF), a leading provider of wireless data application and security infrastructure products and services, today announced it has successfully closed U.S.$5.0 million in new funding through a private placement with Hospital Service Association of Northeastern Pennsylvania, d/b/a Blue Cross of Northeastern Pennsylvania (“BCNEPA”).

Funding will be provided through the sale and issue of 6,756,757 shares by way of private placement at U.S.$0.74 per share for gross proceeds of U.S.$5,000,000.  Under the funding agreement, William C. Reed, executive vice president for BCNEPA will join the Diversinet Board.  The company will use this funding for working capital purposes and general operations.

“We welcome Bill to the Board and his experience gained in the health care industry will be invaluable as Diversinet moves forward,” said Albert Wahbe, CEO and Chairman of Diversinet.

Prior to joining BCNEPA, Mr. Reed held numerous management positions in healthcare provider organizations including Gentiva Health Services, Quantum Health Resources, and Geisinger Health System.  Mr. Reed received his Bachelor of Science in business administration from Drexel University and his Master of Science in computer science from Rutgers University.

After completion of the private placement, there are 41,742,075 shares issued and outstanding, and 54,121,972 shares on a fully diluted basis.  The common shares cannot be re-sold in the public markets until a registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission.  This press release does not represent an offer to buy or to sell any securities.  No investment banker commissions were paid in connection with this transaction.

About Diversinet

Diversinet Corp. (OTCBB: DVNTF) is a leading provider of wireless data application and security infrastructure products and services that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device. Diversinet’s reliable, end-to-end OTP (one-time password) solutions enable cost-effective strong authentication and instant and secure access to critical personal records, helping businesses reduce identity theft, expand customer offerings, increase revenues and comply with regulations.  Connect with Diversinet Corp. at www.diversinet.com.

About Blue Cross of Northeastern Pennsylvania

Blue Cross of Northeastern Pennsylvania is an independent licensee of the Blue Cross and Blue Shield Association headquartered in Wilkes-Barre, Pennsylvania.  It offers a comprehensive portfolio of health insurance products and administrative services to approximately 600,000 individuals in 13 counties in Northeastern and North Central Pennsylvania.  The company’s mission is to provide innovative solutions that support more affordable health care, promote personal accountability for health and wellness, and offer superior service and partnership to employers, members, and providers.

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Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information is made pursuant to the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation and are subject to important risks, uncertainties and assumptions that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings (including its annual report and financial statements) with the Securities and Exchange Commission and SEDAR.

Diversinet Signs a 3 year License & Revenue Share Agreement with AllOne Health Group, Inc.

TORONTO, Canada, September 4, 2007 – Diversinet Corp. (OTCBB: DVNTF), a leading provider of wireless data application and security infrastructure products and services, today announced it has successfully signed a License and Revenue Share Agreement with AHG Health Group, Inc. (“AHG”), a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania to cross license certain software and to share revenues from the secure mobile access to personal health information.

Under the three year agreement, Diversinet will receive U.S.$2 million annually as a minimum commitment from AHG.  Diversinet and AHG will be initially focusing on Blue Cross Blue Shields Association member plans and other customers in the mobile personal health record market in the United States.

Our combined solution targets a key area addressed in a report by the Markel Foundation, “Information is the currency of modern health care.  Knowing an individual’s family background, history of diagnoses, test results and medications, and diet and exercise habits is essential to managing health, assessing problems and preventing medical error.”

“The movement in the industry for personal health records (PHR) is expanding dramatically” says Albert Wahbe, CEO and Chairman of Diversinet.  “The combining of AHG’s domain knowledge of health care information with Diversinet’s mobile PHR technology for consumers will allow for the next generation of PHR’s to be securely available anywhere, at any time.”

“We are expecting to provide a positive outcome for our users and their providers as well as reducing and streamlining overall healthcare costs” says William C. Reed, President and CEO of AHG,  “Secure portability of personal health records at the time of care, the convenience and peace of mind in being able to receive fast and secure coverage confirmation – all accessed securely through a mobile device – makes this solution a trendsetting product that will enable our users to take control of their health care in a cost effective manner.”

The newly combined software system will also:

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Confirm eligibility and coverage at the time of service;

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Assist in reducing duplicate tests, medical errors and administrative costs;

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Offer accessible and manageable personal health information via a cell phone; and

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Display and transmit vital information to practitioners by email, SMS or facsimile.

About Diversinet

Diversinet Corp. (OTCBB: DVNTF) is a leading provider of wireless data application and security infrastructure products and services that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device. Diversinet’s reliable, end-to-end OTP (one-time password) solutions enable cost-effective strong authentication and instant and secure access to critical personal records, helping businesses reduce identity theft, expand customer offerings, increase revenues and comply with regulations.  Connect with Diversinet Corp. at www.diversinet.com.

About AHG Health Group, Inc.

AHG Health Group (AHG) and its affiliates provide a broad range of innovative products and solutions that promote health and wellness, support accessible health care, bring health care costs under control, and improve the productivity and safety of the workforce. AHG manages several affiliate companies including: AHG Health Management Solutions, a national population health management company; Health Resources Corporation, a nationally-recognized leader in solutions for managing workforce health, productivity, and safety; Erin Group Administrators, a third-party administrator; and Significa Insurance Group, Inc., a health insurance company for individuals and small employer groups.  Headquartered in Wilkes-Barre, Pennsylvania, AHG is a subsidiary of Hospital Service Association of Northeastern Pennsylvania (HSA).

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Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information is made pursuant to the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation and are subject to important risks, uncertainties and assumptions that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings (including its annual report and financial statements) with the Securities and Exchange Commission and SEDAR.